SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File No. 1-15607

Full title of the Plan:

THE INVESTMENT INCENTIVE PLAN FOR THE EMPLOYEES OF JOHN HANCOCK FUNDS COMPANIES

Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

JOHN HANCOCK FINANCIAL SERVICES, INC.
John Hancock Place
Boston, Massachusetts 02117

THE INVESTMENT INCENTIVE PLAN FOR JOHN HANCOCK EMPLOYEES OF JOHN HANCOCK FUNDS COMPANIES

TABLE OF CONTENTS

	Page
Report of Independent Auditors	1
Audited Financial Statements	
Statement of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4
Supplemental Schedule	
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12
Signature	13
Exhibit 23 – Consent of Independent Auditors	
Exhibit 99 - Sarbanes-Oxley Section 906 Certification	

Audited Financial Statements and Supplemental Schedules

The Investment-Incentive Plan for the Employees of
The John Hancock Funds Companies
Years ended December 31, 2002 and 2001

The Investment-Incentive Plan for the Employees of John Hancock Funds Companies

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statements of Net Assets Available for Benefits 2
Statements of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) 12

ERNST & YOUNG

■ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

Plan Administrator
The Investment-Incentive Plan for the Employees of
John Hancock Funds Companies

We have audited the accompanying statements of net assets available for benefits of The Investment-Incentive Plan for the Employees of John Hancock Funds Companies (the Plan), as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 19, 2003

The Investment-Incentive Plan for the Employees of
John Hancock Funds Companies

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
	(in thousands)	
Assets		
Investments *(Note 3)*		
Mutual funds	**$16,055**	$22,948
Group annuity contracts	**8,526**	8,444
John Hancock Financial Services, Inc. common stock	**1,885**	1,734
John Hancock Corporate Savings Account	**78**	67
Loans to participants	**319**	401
Total investments	**26,863**	33,594
Employer contributions receivable	**163**	188
Net assets available for benefits	**$27,026**	$33,782

See accompanying notes.

The Investment-Incentive Plan for the Employees of
John Hancock Funds Companies

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2002	**2001**
	(in thousands)	
Additions		
Investment income (loss):		
Net depreciation in fair value of Investments *(Note3)*	**$ (7,070)**	$ (4,875)
Interest and dividends	**721**	3,109
	(6,349)	(1,766)
Contributions:		
Employer	**1,234**	1,519
Participants	**2,339**	2,882
Transfer from other plans and rollovers	**27**	892
	3,600	5,293
Deductions		
Benefits paid to participants	**(2,459)**	(2,098)
Transfer to other plans	**(1,548)**	(885)
	(4,007)	(2,983)
Net increase (decrease)	**(6,756)**	544
Net assets available for benefits at beginning of year	**33,782**	33,238
Net assets available for benefits at end of year	**$27,026**	$33,782

See accompanying notes.

1. Description of the Plan

General

The Investment-Incentive Plan for the Employees of the John Hancock Funds Companies, (the Plan), is a defined contribution plan covering all salaried employees of John Hancock Advisers, LLC. (Advisers), John Hancock Funds, LLC. (Funds, LLC.), and Sovereign Asset Management Corporation (SAM Co.) (each, a Company, or collectively, the Companies) who have six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2002, a new adoption agreement was signed which amended and restated the prior plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Copies of the Plan agreement are available from the Plan Administrator.

Contributions

Participants may contribute up to a certain percentage (currently 15%) of their annual compensation, including overtime, on a pretax basis, limited to the amount defined by Section 402(g) of the Internal Revenue Code. The Company may make a discretionary matching contribution equal to a percentage of the elective deferrals of each participant. The Company has made elective matching contributions of 4% of the elective deferrals of each participant for the years ended December 31, 2002 and 2001, respectively.

The first 2% of the 4% employer matching contribution will be automatically invested in the John Hancock Stock Fund and cannot be withdrawn, borrowed, or transferred to other funds while a participant is still an active participant of the plan. The next 2% of the 4% will be invested according to the participant's current investment elections.

1. Description of the Plan (continued)

Participant Accounts

Each Participant's account is credited with the participant's contributions and an allocation of the Company's contribution and plan earnings. Allocations are based upon participant earnings and account balances, as defined. The benefit to which the participant is entitled is the amount that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contribution, Company contributions plus actual earnings thereon.

Benefits and Withdrawals

Participants are entitled to distributions of their vested interest upon their death, disability, retirement, termination or certain circumstances of hardship.

Participants may also withdraw their proportional share of vested benefits, resulting from contributions, in accordance with the terms of the Plan.

Loans to Participants

A participant may obtain a loan from his or her account not to exceed (i) the lesser of 50% of the participant's total account balance or (ii) $50,000. This $50,000 maximum is reduced by the amount of the participant's highest outstanding loan balance for the previous 12-month period. The term of the loan repayment shall not exceed five years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its matching contributions at any time or to terminate the Plan subject to the provisions of ERISA.

Transfers (To) From Other Plans

Transfers (To) From Other Plans represent transfers (to) from The Investment-Incentive Plan for John Hancock Employees. Transfers to other plans mainly include transfers to the John Hancock Savings Plan.

1. Description of the Plan (continued)

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions into any of fourteen investment options as further described in Note 2. The accounts of participants who do not make such an election are automatically invested in the Stable Value Fund. Participants may change their investment options at any time.

2. Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

Participants may invest their accounts among any of fourteen investment funds under the Plan. The investment funds consist of Bond Fund, Independence Diversified Core Equities II Fund, Stable Value Fund, Small Cap Equity Fund, Mid Cap Growth Fund, International Fund, Dividend Performers Fund, Small Cap Growth Fund, Large Cap Equity Fund, Multi Cap Growth Fund, 500 Index Fund, Growth Trends Fund, U.S. Global Leaders Growth Fund and the John Hancock Stock Fund. The participant loans are valued at their outstanding balances, which approximate fair value.

The name of the Active Bond Fund was changed to the Bond Fund, the name of the Medium Capitalization Growth Fund was changed to the Mid Cap Growth Fund, the name of the International Equities Fund was changed to the International Fund, and the name of the Focused Small Cap Growth Fund was changed to the Small Cap Growth Fund during 2002.

Contributions to the Stable Value Fund are invested in group annuity contracts with John Hancock Financial Services, Inc. The value of the Stable Value Fund represents employee and employer contributions plus interest at the contract rate less benefit distributions. Investments in group annuity contracts will normally be held to maturity, and meet the fully benefit responsive requirements of AICPA Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit and Defined-Contribution Pension Plans."

2. Significant Accounting Policies (continued)

Contributions to the Bond Fund, Independence Diversified Core Equities II Fund, Small Cap Equity Fund, Mid Cap Growth Fund, International Fund, Dividend Performers Fund, Small Cap Growth Fund, Large Cap Equity Fund, Multi Cap Growth Fund, 500 Index Fund, U.S. Global Leaders Growth Fund and Growth Trends Fund are invested in shares of John Hancock Bond Fund, Independence Diversified Core Equities II Fund, John Hancock Small Cap Equity Fund, John Hancock Mid Cap Growth Fund, John Hancock International Fund, John Hancock Dividend Performers Fund, John Hancock Small Cap Growth Fund, John Hancock Large Cap Equity Fund, John Hancock Multi Cap Growth Fund, John Hancock 500 Index Fund, John Hancock U.S. Global Leaders Growth Fund and John Hancock Growth Trends Fund (the Funds), respectively, all of which are diversified, open-end management investment companies registered under the Investment Company Act of 1940, as amended. Investment income is reinvested in additional shares of each Fund for the participants. Investments in these Funds are valued daily based upon the net asset value of shares owned in each Fund.

Contributions to the John Hancock Stock Fund are invested in common shares of John Hancock Financial Services, Inc. Investment income is reinvested in additional shares of stock. Investments in John Hancock Financial Services, Inc. stock is valued daily based on the New York Stock Exchange closing price for the stock.

Expenses

Under the terms of the Plan, all costs of plan administration, including accounting and audit fees, are paid by Advisers, Funds, LLC and SAM Co. These costs are allocated to each Company based upon the proportional number of participants each Company has in the Plan.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

The Investment-Incentive Plan for the Employees of
John Hancock Funds Companies

Notes to Financial Statements (continued)

3. Investments

The following is additional information related to the Plan's investments in John Hancock Mutual Life Insurance Company Guaranteed Annuity contracts at December 31, 2002 and 2001. The interest rate is a set for the duration of each contract.

Guaranteed Annuity Contract	Contract Value (in thousands)
Year ended December 31, 2002	
Contract #14810, 7.30%, matures 12/31/03	**$2,483**
Contract #15114, 6.66%, matures 12/31/04	**1,228**
Contract #15282, 5.18%, matures 12/31/05	**3,217**
Contract #15519, 3.57%, matures 12/31/06	**1,598**
	$8,526
Year ended December 31, 2001	
Contract #9688, 6.16%, matures 12/31/02	$1,508
Contract #14810, 7.30%, matures 12/31/03	2,316
Contract # 15114, 6.66%, matures 12/31/04	2,829
Contract # 15282, 5.18%, matures 12/31/05	1,791
Total Investment Value	$8,444

3. Investments (continued)

During the years ended December 31, 2002 and 2001, the plan's investments (including investment purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Appreciation (Depreciation) in Fair Value of Investments for the year ended December 31	
	2002	**2001**
John Hancock Common Stock	**$ (750)**	$ 180
Shares of registered investment companies	**(6,320)**	(5,055)
	$(7,070)	$(4,875)

Investments that represent 5% or more of the fair value of the plan's assets available for the benefits are as follows:

	December 31	
	2002	**2001**
John Hancock Bond Fund	**$2,374**	$ 2,231
John Hancock Independence Diversified Core Equity Fund II	**3,070**	4,389
John Hancock Small Cap Equity Fund	**2,411**	5,931
John Hancock Mid Cap Growth Fund	**1,800**	2,626
John Hancock Dividend Performers Fund	**2,274**	3,220
John Hancock Small Cap Growth Fund	**-**	1,736
John Hancock Financial Services, Inc - common stock	**1,885**	1,734

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the John Hancock Stock Fund nonparticipant-directed investments is as follows:

	December 31	
	2002	**2001**
Investments, at fair value:		
John Hancock Financial Services, Inc. Common Stock Fund	**$1,963**	$1,801

	December 31	
	2002	**2001**
Change in net assets:		
Contributions	**$ 999**	$ 952
Dividends	**21**	12
Net realized and unrealized appreciation (depreciation) in fair value	**(749)**	180
Benefits paid to participants	**(158)**	(37)
Transfers from other investment funds	**169**	658
Transfers from (to) other Plans	**(120)**	36
	$ 162	$ 1,801

5. Income Tax Status

The Plan Sponsor has not received a determination letter on their adoption of the nonstandardized prototype plan. In accordance with Internal Revenue Services Revenue Procedure 2002-6, the Plan Sponsor has chosen to rely on the current opinion letter that has been issued to the prototype. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Related-Party Transactions

Advisers, an indirect wholly-owned subsidiary of John Hancock Financial Services, Inc. is the investment advisor of twelve diversified open-end management investment companies in which the Plan invests. Under the agreements, Advisers is paid an investment advisory fee by each Fund.

Jeffrey Long, Kathleen Dole and Genevieve Pluhowski, who are officers of Advisers and Funds, Inc., are Trustees for the Plan.

The Investment-Incentive Plan for the Employees of
John Hancock Funds Companies

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer or Borrower	Description of Investments	Current Value
		(In thousands)
Mutual Funds:		
*John Hancock Bond Fund	157,044 shares	$ 2,374
*Independence Diversified Core Equities II Fund	599,658 shares	3,070
*John Hancock Small Cap Equity Fund	209,585 shares	2,411
*John Hancock Mid Cap Growth Fund	276,378 shares	1,800
*John Hancock International Fund	122,434 shares	621
*John Hancock Dividend Performers Fund	372,247 shares	2,274
*John Hancock Small Cap Growth Fund	182,699 shares	1,169
*John Hancock Large Cap Equity Fund	47,701 shares	566
*John Hancock Multi Cap Growth Fund	38,255 shares	217
*John Hancock 500 Index Fund	130,744 shares	851
*John Hancock U.S. Global Leaders Growth Fund	21,432 shares	467
*John Hancock Growth Trends Fund	53,265 shares	235
		16,055
*The Stable Value Fund —		
John Hancock Group Annuity Contracts:		
Contract #14810, matures 12/31/03	7.30%	2,483
Contract #15114, matures 12/31/04	6.66%	1,228
Contract #15282, matures 12/31/05	5.18%	3,217
Contract #15519, matures 12/31/06	3.57%	1,598
		8,526
*John Hancock Stock Fund:		
John Hancock Financial Services, Inc.- common stock	67,575 shares	1,885
John Hancock Corporate Savings Account		78
		1,963
*Loans to Participants	5.25% - 10.5%	319
		$26,863

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Investment Incentive Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE INVESTMENT INCENTIVE PLAN FOR THE EMPLOYEES OF JOHN HANCOCK FUNDS COMPANIES

June 24, 2003

By: 

Jeffrey Long
Controller

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-52034) pertaining to The Investment Incentive Plan for the Employees of The John Hancock Funds Companies of our report dated June 19, 2003, with respect to the financial statements and supplemental schedule of The Investment-Incentive Plan for the Employees of The John Hancock Funds Companies (formerly The Berkeley Financial Group and Subsidiaries) included in its annual report (Form 11-K) for the year ended December 31, 2002.



ERNST & YOUNG LLP

Boston, Massachusetts
June 25, 2003

Exhibit 99

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Each of the undersigned officers of John Hancock Advisers, a Delaware Limited Liability Corporation (the "Company"), the administrator of the Plan, does hereby certify to such officer's knowledge that:

The Annual Report on Form 11-K for the year ended December 31, 2002 (the "Form 11-K") of the Investment Incentive Plan for the Employees of John Hancock Funds Companies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 24, 2003



Maureen Ford, Chief Executive Officer

Dated: June 24, 2003



Jeffrey Long, Controller and
Plan Trustee

This Exhibit is being furnished to the Securities and Exchange Commission and it is intended that it be treated as, and deemed to be, "accompanying" this Annual Report on form 11-K, and not "filed" as part of the report.